UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On March 14, 2014, CorpBanca published on its website copies of the Transaction Agreement and the Shareholders Agreement in connection with the previously announced Itaú-CorpBanca merger transaction. The Transaction Agreement by and among CorpBanca, Itaú-Unibanco Holdings, S.A. and the other parties thereto dated as of January 29, 2014 is attached hereto as Exhibit 99.1, and the form of Shareholders Agreement by and among CorpBanca, Itaú-Unibanco Holdings, S.A. and the other parties thereto is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

	By:	/s/ Eugenio Gigogne
	Name:	Eugenio Gigogne
	Title:	Chief Financial Officer

Date: March 20, 2014

EXHIBIT INDEX

Exhibit	Description
99.1	Transaction Agreement by and among Inversiones Corp Group Interhold Limitada, Inversiones Gasa Limitada, CorpBanca, Itaú Unibanco Holding S.A, and Banco Itaú Chile, dated as of January 29, 2014.
99.2
Form of Shareholders Agreement by and among Itaú Unibanco Holding, S.A., [“Itaú Holding Company”], Corp Group Holding Inversiones Limitada, Inversiones Corp Group Interhold Ltda., Inversiones Gasa Limitada, Corp Group Banking S.A. and Companía Inmobiliaria y de Inversiones Saga Limitada.